ANNUAL INFORMATION FORM
(“AIF”)

of

AUGUSTA RESOURCE COR PORATION
(the “Company” or “Augusta”)
Suite 400, 837 West Hastings Street
Vancouver, British Columbia
V6C 3N6

Telephone: 604-687-1717
Facsimile: 604-687-1715
Website: www.augustaresource.com
E-mail: info@augustaresource.com

For the Year Ended December 31, 2005

Dated: April 6, 2006

-i-

ITEM 1: PRELIMINARY NOTES

Effective Date of Information

This AIF is dated April 6, 2006, and unless otherwise indicated, the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2005, being the date of the Company’s most recently audited financial year end.

Incorporation of Other Information

The information provided in this AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF. The documents listed below are not contained within, nor attached to this AIF. The documents may be accessed by the reader at the following locations:

Document Type as referenced on SEDAR	Date Filed on SEDAR	Location of Document
Audited Annual Financial Statements and MD&A (For the period ending December 31, 2005)	April 7, 2006	www.sedar.com www.augustaresource.com
Technical Report (Mineral Resource Estimate - Technical Report on the Rosemont Deposit dated February 15, 2006)	February 16, 2006	www.sedar.com www.augustaresource.com

All financial information in this AIF is prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).

Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Note Regarding Forward Looking Statements

Certain of the statements made and information contained or incorporated by reference in this AIF and in the documents incorporated by reference herein may contain forward-looking statements, including statements concerning the Company’s plans at its Rosemont Property located in Arizona, Mt. Hamilton Project located in Nevada and the Lone Mountain Project located in New Mexico and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, assume, intend, plan, project, estimate, postulate, strategy, goals, objective, potential, may, could, would, might, will and similar expressions, or which by their nature refer to future events. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of any mineral deposits that may be located, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, variations in mining dilution and metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of a feasibility study, political risks involving operations in United States and other countries and the policies of other nations towards companies doing business in these jurisdictions, the inherent uncertainty of exploration program, production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain required financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in this AIF as well as in the Management’s Discussion and Analysis incorporated by reference into this AIF. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements in this AIF include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, silver, copper, and molybdenum, the estimation of mineral reserves and resources, and the realization of mineral reserve estimates in future expected production, anticipated future capital and operating costs, and the potential of the Company’s properties and expectations of growth. The Company does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s disclosure filed with the Canadian securities regulatory authorities. Readers are advised not to place undue reliance on forward-looking statements.

National Instrument 43-101 Definitions

Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 (“NI 43-101”). The definitions given in NI 43-101 are adopted from those given by the Canadian Institute of Mining Metallurgy and Petroleum.

Mineral Reserve

The term “mineral reserve” refers to the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined.

Mineral Resource

The term “mineral resource” refers to a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

The term “measured mineral resource” refers to that part of a mineral resource for which quantity grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

The term “indicated mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

The term “inferred mineral resource” refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Qualified Person

The term “qualified person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

ITEM 2: CORPORATE STRUCTURE

Incorporation or Organization of Company

The Company was incorporated on January 14, 1937 by Articles of Incorporation Letters Patent pursuant to the Ontario Business Corporations Act under the name Hol-Lac Gold Mines, Limited. In 1985, after a period of dormancy, the Company began actively pursuing interests in mining properties. On July 3, 1997, the Company changed its name to Augusta Resource Corporation and on June 28, 1999 the Company was continued under section 187 of the Canada Business Corporations Act.

The Company’s registered office is at Suite 2300 – Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, BC, V7X 1J1. The Company’s head office is located at Suite 400 – 837 West Hastings Street, Vancouver, BC, V6C 3N6. The Company also has an Executive office located at Suite 1040, 4500 Cherry Creek Drive South, Glendale, Colorado, 80246.

The Company is a reporting issuer under the Securities Act (British Columbia), Securities Act (Alberta), and Securities Act (Ontario), and, as such, is required to make filings on a continuous basis thereunder. Such material is available for inspection through the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission, and on the SEDAR website at www.sedar.com.

In April of 2003, the Company consolidated its issued and outstanding shares on a 3 old for 1 new basis with no name change. The consolidation was undertaken to assist in accessing financing.

The Company’s fiscal year end is December 31 and its common shares trade on the TSX Venture Exchange under the symbol “ARS”.

The Company has an unlimited number of common shares without par value authorized. At April 6, 2006, there were 40,431,680 shares issued and outstanding.

Subsidiaries

The Company’s only material subsidiary is Augusta Resource (Arizona) Corporation that was incorporated under Arizona law on April 8, 2005, of which the Company holds all of its outstanding shares.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Due to the overall depressed market environment for junior resource companies, the Company was basically inactive throughout 2001. During the first two quarters of 2002 the Company optioned interests in 13 properties aggregating approximately 1.7 million acres of land strategically located in the Coronation Diamond District area play located in Nunavut, Canada, around the kimberlite exploration finds of Ashton, Kennecott, DeBeers and others. The Company formed an alliance with Ashton Mining (Northwest Territories) Ltd. whereby Ashton would undertake the initial work programs (to be funded by the Company) on six properties and then have the option to acquire a 60% interest in the properties over several years. The Company believed that Ashton’s expertise, experience and resources in the Coronation Gulf district would allow for cost effective and systematic exploration of the Company’s properties.

During 2002 the Company raised $615,000 through private placements and $100,000 through a loan. However, this was insufficient for the Company to meet its obligations and as a result seven properties aggregating 971,559 acres were returned to the vendors. The Company continued to hold interests in six properties covering over 728,000 acres.

Most of 2003 was spent attempting to acquire mineral exploration properties to complement the Company’s interests held in the Coronation Diamond District. During 2003, the Company raised $346,500 of which $195,000 was through the issue of flow-through shares, providing the ability to undertake the initial work expenditures on the AW and BH properties comprising over 240,000 acres. Results of the initial work program did not prove favourable and no further work was recommended. The agreement with Ashton with respect to the AW and BH properties was terminated and the Company wrote-off the costs effective June 30, 2004.

The Company also has four separate option agreements with 4763 NWT Ltd. (“NWT”) to acquire working interests of 10% and 20% for four properties located in the Coronation Diamond District in Nunavut, Canada, which aggregate about 487,300 acres in the region. Various third party exploration companies (“Primary Optionees”) were provided an option to earn their interest by completing work over a 3 to 4 year period providing the Company a carried interest in these properties pending the Primary Optionee’s earning their interest. However, to date, the Primary Optionees have not supplied the Company with reports of work performed on these properties. In addition, as interest in the exploration area has diminished, the Company does not plan on conducting any work on these properties. The Company wrote off the remaining costs effective December 31, 2005.

In December of 2004, the Company announced it had entered into an agreement to acquire the Mt. Hamilton Gold Project, located in White Pine County, Nevada. On April 20, 2005, the Company executed a Share Purchase Agreement with Diamond Hill Investment Corp. to acquire 100% interest in the Mt. Hamilton Gold Project. The Company purchased the Mt. Hamilton Gold Project by purchasing 100% of the shares (the “Purchased Shares”) of DHI Minerals Ltd., which owned 100% of DHI Minerals (U.S.) Inc., the holder of the Mount Hamilton property. The terms of the acquisition were US$3.6 million payable with US$3,000,000 in cash payable over a two year period and 3,750,000 units. The units had a deemed value of US$0.16. Each unit consisted of one share and one warrant. Each warrant entitles the holder to purchase one common share at US$0.16 for a period of two years expiring on May 6, 2007. Seventy percent (70%) of the Purchased Shares are subject to an Escrow Agreement and will be released in conjunction with outstanding payments to be made pursuant to the Share Purchase Agreement. The Company also assumed an underlying NSR and minimum advance royalty payments. Prior to commencement of commercial production the Company will pay minimum advance royalty payments of US$100,000 per annum commencing November 19, 2005 and continuing until November 19, 2010, when the annual payment amount increases to US$300,000. Upon commencement of commercial production, the Company will pay a base rate of 3% NSR, subject to increase whenever the price of gold is greater than US$400 per ounce.

On January 24, 2005, the Company announced it had entered into an agreement to acquire the Shell Deposit, molybdenum-gold property in White Pine County, Nevada, located approximately 1,000 meters from its Mt. Hamilton property. The Company is acquiring a 100% working interest, subject to an underlying NSR ranging from 0.5% - 4.5% for cash payment of US$120,000, and annual advance royalty payments commencing at US$80,000 on the first anniversary increasing by $20,000 per year until production commences.

In March 2005, the Company entered into an agreement to acquire the Lone Mountain, copper-zinc-silver property in New Mexico. The Company acquired a 100% working interest, subject to an underlying NSR ranging from 2.0% - 3.0%, minimum exploration commitments of US$4,850,000 over a 3 year period with the first US$500,000 to be expended in the first nine months from signing the agreement, and aggregate payments of US$1,000,000 cash and 325,000 common shares over a three year period, prior to the property being placed in commercial production. In addition, until the property is in commercial production, the Company will make payments of US$400,000 cash and 100,000 common shares on the fourth and each subsequent anniversary. The cash payments during the first three years is as follows: US$100,000 on completion of the agreement, US$200,000 on the first anniversary of the agreement, US$300,000 on the second anniversary of the agreement, and US$400,000 on the third anniversary of the agreement; The share payments are as follows: 50,000 common shares issued on completion of the agreement, 75,000 common shares issued on the first anniversary of the agreement, 100,000 common shares issued on the second and third anniversary of the agreement.

Under an option agreement (the “Option Agreement”) dated April 18, 2005 with Rosemont Ranch, LLC, Lazy Y I Ranch, LLC, TWW Investments, LLC, DAS holdings, LLC, Habibi LLC and West Santa Rita Land, LLC, the

Company secured the right to purchase a 100% working interest in the Rosemont Property, subject to a 3% net smelter royalty, for an aggregate cash payment of US$20,800,000 payable over a three-year period. On June 1, 2005, the Company made the first option payment of $US6,666,666. On March 31, 2006, the Company utilized $16,114,985 of the proceeds of the Special Warrant Offering, described below, to pay the remaining payments of US$13,733,582 owing under the Option Agreement, after adjusting for early payment provisions, for total aggregate payments of US$20,400,248, and thereby acquired a 100% ownership interest in the Rosemont Property, subject to the 3% net smelter royalty referred to above.

During 2005 the Company raised approximately $17 million in gross proceeds through private placements and a convertible debenture (the “Debenture”) to complete the initial cash payments and work expenditures for the Rosemont, Mt. Hamilton, Lone Mountain and Shell projects. On June 1, 2005 the Company issued the Debenture in the amount of $6,000,000 convertible into 2,181,818 common shares of the Company at a price of $2.75 per share bearing interest at a rate of 9% annually, repayable in cash or shares at the option of the Company. In connection with the Debenture, the Company issued a bonus of 363,363 common shares at a deemed value of $3.30 per common share to the Debenture holder and a bonus of 218,181 common share purchase warrants each exercisable for one common share at an exercise price of $2.75 per common share at any time prior to June 14, 2006 to Northern Securities Inc. On November 17, 2005, the Company amended the terms of the Debenture to allow for repayment of the first repayment of $3,000,000 in cash and common shares and subsequently paid the holder of the Debenture $1,620,000 in cash (including $270,000 interest) and issued 1,500,000 common shares valued at $1.10 per share. The Company anticipates that in April of this year it will issue 750,000 warrants (the “Additional Warrants”) to the holder of the Debenture, as consideration for agreeing to amend the terms of the Debenture, with each Additional Warrant exercisable to acquire a common share of the Company at a price of $1.44 per share for a period of one year from the date of issue, subject to an accelerated exercise provision. The TSXV accepted for filing documentation in connection with the Additional Warrants on March 15, 2006. The amount outstanding after the repayments is $3,000,000 plus accrued interest, or approximately $3.1 million as at the date hereof. The Company intends to utilize approximately $3.1 million of the proceeds of the Special Warrant Offering, described below, to repay the outstanding principal amount and accrued interest owing under the Debenture.

In addition the Company raised $46,250 from the exercise of stock options and $1,130,916 from the exercise of warrants during the fiscal year ending December 31, 2005. During the years ended December 31, 2004 and 2003 the Company did not raise any funds from the exercise of stock options or warrants.

On March 17, 2006, the Company announced the closing of an offering of 23,210,000 Special Warrants (the “Special Warrants”) of the Company at a price of $1.90 per Special Warrant for aggregate gross proceeds to the Company of $44,099,000 (the “Special Warrant Offering”). The Special Warrant Offering was conducted by a syndicate of agents co-led by Salman Partners Inc. and BMO Nesbitt Burns Inc., and including TD Securities Inc. and Wellington West Capital Markets Inc. (the “Agents”). Each Special Warrant entitles the holder thereof to acquire, without the payment of additional consideration and subject to adjustment, one share and one-half of one share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one common share of the Company (a “Warrant Share”) at a price of $3.10 per Warrant Share until March 17, 2007 and thereafter at a price of $4.10 per Warrant Share until March 17, 2008. The Special Warrants may be exercised at any time during the period commencing on March 17, 2006 and ending at 5:00 p.m. (Vancouver time) (the “Expiry Time”) on the date (the “Expiry Date”) that is earlier of: (i) the date which is first business day after the day upon which a final MRRS Decision Document or a final receipt for the short form prospectus has been issued by the last of the securities commissions in each of the provinces of British Columbia, Alberta, Manitoba and Ontario (the “Qualifying Jurisdictions”) (the “Clearance Date”); and (ii) July 18, 2006. Any Special Warrants not exercised prior to the Expiry Time on the Expiry Date shall be deemed to have been exercised immediately prior to the Expiry Time on the Expiry Date without any further action on the part of the holder thereof.

In consideration for the services performed by the Agents in connection with the Special Warrant Offering, the Company paid the Agents a cash commission equal to 6% of the gross proceeds of the Special Warrant Offering, amounting to $2,645,940. In addition, the Agents were issued non-transferable Agents’ Special Warrants (the “Agents’ Special Warrants”) equal in number to 6% (1,392,000), of the number of Special Warrants sold pursuant to the Special Warrant Offering. Each Agents’ Special Warrant entitles the holder thereof to acquire, at no additional cost, subject to adjustment, one Agents’ Warrant at any time prior to the Expiry Time on the Expiry Date. Any Agents’ Special Warrants not exercised prior to the Expiry Time on the Expiry Date shall be deemed to have been exercised at the Expiry Time on the Expiry Date without any further action on the part of the holder. Each Agents’ Warrant will entitle the holder to purchase a common share for a period of two years from March 17, 2006 at a price of $3.10 per share until March 17, 2007 and at a price of $4.10 per share thereafter until March 17, 2008.

The Special Warrants were issued pursuant to a special warrant indenture (the “Special Warrant Indenture”) dated March 17, 2006 entered into between the Company and Computershare Trust Company of Canada (the “Trustee”).

The Company has agreed to use its reasonable best efforts to obtain a decision document in respect of a short form prospectus under the Mutual Reliance Review System for Prospectuses and Annual Information Forms (the “MRRS”) evidencing that a receipt for a short form prospectus has been issued by each of the securities regulatory authorities of each of the Qualifying Jurisdictions (and receipts issued by any securities regulatory authorities that opt out of the MRRS) as soon as is practicable. The Special Warrant Indenture provides that in the event the Clearance Date has not occurred on or prior to April 30, 2006, then each holder of Special Warrants in each Qualifying Jurisdiction in which a final receipt has not been issued shall be entitled to receive on exercise of the Special Warrants thereafter and prior to the Expiry Time on the Expiry Date (if such date is after April 30, 2006), without additional payment, 1.1 shares and 0.55 Warrants, and any Special Warrants not exercised prior to the Expiry Time on the Expiry Date shall be deemed to have been exercised immediately prior to the Expiry Time on the Expiry Date on the basis of 1.1 shares and 0.55 Warrants for each Special Warrant without any further action on the part of the holder. If all final receipts for the short form prospectus have not been issued by the close of business on April 30, 2006, the Company will continue to use its reasonable best efforts to obtain any outstanding receipts as soon as practicable thereafter.

The Warrants will be issued in registered form under, and be governed by, an indenture dated as of March 17, 2006 (the “Warrant Indenture”) between the Company and the Trustee, as trustee and warrant agent thereunder. The Company has appointed the principal offices of the Trustee in Vancouver and Toronto as the location at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

The Warrant Indenture provides for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants in certain circumstances, including:

(i)	the issuance of common shares or securities exchangeable for or convertible into common shares to all or substantially all the holders of the common shares as a stock dividend or other distribution;

(ii)	the subdivision, redivision or change of the common shares into a greater number of shares;

(iii)	the reduction, combination or consolidation of the common shares into a lesser number of shares;

(iv)

the issuance to all or substantially all of the holders of the common shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 90 days after the record date for such issuance, to subscribe for or purchase common shares, or securities exchangeable for or convertible into common shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the common shares on such record date; and

(v)

the issuance or distribution to all or substantially all of the holders of the shares of any class other than the common shares of evidences of indebtedness or any property or other assets (other than cash dividends paid on the ordinary course).

The Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications of the common shares; (2) consolidations, amalgamations, plans of arrangement or mergers of the Corporation with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the common shares or a change of the common shares into other shares); or (3) the transfer (other than to one of the Company's subsidiaries) of the Company's undertakings or assets as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1%.

The Company also covenants in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to Warrantholders of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 21 days prior to the record date or effective date, as the case may be, of such event.

No fractional Warrant Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of common shares would have.

From time to time, the Company and the Trustee, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either: (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of Warrant Shares which may be acquired upon the exercise of all the then outstanding Warrants and passed by the affirmative vote of holders of Warrants entitled to acquire not less than 66 2/3% of the aggregate number of Warrant Shares which may be acquired upon the exercise of all the then outstanding Warrants represented at the meeting; or (2) instruments in writing signed by the holders of Warrants representing not less than 66 2/3% of the aggregate number of Warrant Shares which may be acquired upon the exercise of all the then outstanding Warrants.

The net proceeds of the Special Warrant Offering will be used to finance the purchase of 100% of the Rosemont Property located in Pima County, Arizona, to complete a bankable feasibility study on the Rosemont Property, to advance permitting at the Rosemont Property, to retire the balance of $3,000,000 plus interest on the Company’s Debenture and for general working capital purposes including the acquisition costs and work expenditures related to the Company’s Mt. Hamilton, Shell and Lone Mountain properties.

2006 Plan of Operation

Rosemont Property, Arizona

In 2005 the Company conducted a drill program of approximately 9,000 metres at its Rosemont property to finalize the identification of measured and indicated resources in the main zone (where a future open pit would be pioneered) and to develop measured and indicated resources down-dip in order to provide the resource base for a larger open pit. The program was successful in extending the ore zone and verifying the geologic model for the deposit.

An additional diamond drill program of 20,000 metres is planned for the Rosemont Property during 2006, as announced on March 27, 2006. Data acquired during the 2005 drilling program was integrated into the existing database and a resulting resource calculation was finalized and announced on January 26, 2006. The Company has retained William L Rose of WLR Consulting Inc. as an independent Qualified Person to conduct a Mineral Resource analysis. Details of this analysis are provided under Item 4 – Narrative Description of Business – Mineral Projects – The Rosemont Property. The Company has retained Washington Group International Inc. to lead a preliminary feasibility study and Stantec Consulting to develop the environmental, hydrological, closure and permitting plans. The preliminary feasibility study and associated technical report are planned for completion in the second quarter of 2006.

A subsequent full feasibility study and initial permitting activities are planned for the balance of the year.

Mt. Hamilton and Shell Properties, Nevada

As the Mt. Hamilton and Shell Properties are adjacent to each other the Company has combined the exploration programs for these properties. The Company believes there are synergies between the two properties from an exploration perspective and from a regional geological perspective. The 2006 exploration plan for the Mt. Hamilton and Shell properties consist of a combined program of approximately 3,000 meters of drilling to verify previously discovered mineralized bodies and explore their extensions. The program will also test a deep manto-like molybdenum deposit identified in previous drilling. Permit applications are in place for this drilling program and approval is expected during the second quarter of 2006.

An updated geologic model and resource report is planned for the Mt. Hamilton Centennial deposit.

Lone Mountain Property, New Mexico

A Phase 1 drilling program consisting of approximately 3,000 meters of drilling is planned for 2006 on the Company’s Lone Mountain property. The program will test the continuity and extension of a previously drilled Cu-Zn-Pb-Ag mineralization hosted in Mississippian-age Lake Valley formation limestone. The permit applications have been submitted and the negotiations for surface drilling access rights are currently underway with the private landowners.

Virtually all of the data from previous programs have been acquired and an electronic database and updated geological model have been completed. Scoping level studies will commence upon completion of the Phase 1 drill program. The Phase 1 program is expected to be complete by May 2006.

The Company will continue to fund its operations as it has in the past by way of equity financings and other means that are available in the market place to make its property acquisition and option agreement payments, for exploration and development expenditures on its properties and for working capital and overhead purposes on an ongoing basis as required.

ITEM 4: NARRATIVE DESCRIPTIO N OF THE BUSINESS

The Company is engaged in the acquisition, exploration and if warranted, development of natural mineral resource properties. The Company does not produce, develop or sell any products at this time. The properties that the Company has interest in are in the exploratory stage and are thus non-producing and consequently do not generate any operating income or cash flows from operations. Currently the Company’s only material property is the Rosemont Property located in Pima County Arizona.

The Company depends on equity capital to finance its activities.

Specialized Skill and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning and implementation of exploration programs and accounting. While recent increased activity in the resource mining industry has made it more difficult to locate competent employees and consultants in such fields particularly skilled and experienced contract drilling personnel, the Company has found that it can locate and retain such employees and consultants and believes it will continue to be able to do so. It is possible, however, that delays or increased costs may be experienced in order to proceed with drilling activities during the current period.

Competitive Conditions

Competition in the mineral exploration industry is intense. The Company competes with other mining companies, many of which have greater financial resources and technical facilities for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Components

All of the raw materials the Company requires to carry on its business are readily available through normal supply or business contracting channels in United States.

Business Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles.

Economic Dependence

The Company’s business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Renegotiation or Termination of Contracts

It is not expected that the Company’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental

The Company’s properties are up to date and compliant with its environmental obligations and as such there are no material environmental liabilities. However as the Company’s properties reach a stage of commercial viability, the Company will be required to comply with federal, state and local regulations prior to entering commercial production for its properties.

Employees

As at December 31, 2005, the Company had four employees in the Vancouver, British Columbia office and 4 employees in the Glendale, Colorado office. As operations require, the Company also retains geologists, engineers, geophysicists and other consultants on a fee for service basis.

Risk Factors

An investment in the Company's common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators before investing in the Company's common shares. The risks described below are not the only ones faced. Additional risks that the Company currently believes are immaterial may indeed become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose all of their investment.

In addition to those risk factors discussed elsewhere in this AIF, the Company is subject to the following risk factors:

Exploration, development and mining involve a high degree of risk.

Our operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of gold and other base or precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations, if any, are subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

The parameters used in estimating mining and processing efficiency are based on testing and experience with previous operations. While the parameters used have a reasonable basis, various unforeseen conditions can occur that may materially affect the estimates. In particular, past operations indicate that care must be taken to ensure that proper ore grade control is employed and that proper steps are taken to ensure that the leaching operations are executed as planned. The mining contracts for the mines include clauses addressing these issues to help ensure planned requirements are met. Nevertheless, unforeseen difficulties may occur in planned operations.

We have a history of losses and anticipate that we will continue to incur losses for the foreseeable future.

We have historically incurred losses as evidenced by the consolidated statements of operations contained herein. We incurred losses from operations of $4,891,150, $866,057 and $298,933 for the years ended December 31, 2005, 2004 and 2003, respectively.

Our efforts to date are focused on acquiring and exploring mineral properties. All of our properties are in the exploration stage and none have any known mineral reserves. We do not anticipate that we will earn any revenue from our operations until our properties are placed into production, which is not expected to be for several years, if at all.

We will require additional capital to fund our business plans.

As of December 31, 2005 we had a working capital deficiency of $1,489,186. We have no revenues from operations and do not expect to generate any revenues from operations in the foreseeable future. Although we anticipate that the Special Warrant Offering will provide us with sufficient funding for our planned activities during the year ending December 31, 2006, in the event that present circumstances or our plans change, we may require additional capital to fund our business activities, including exploration and development expenditures and property payments. Such funding may not be available on acceptable terms or at all. In such instance we may raise additional capital through debt or equity financing, and possibly through joint ventures, production sharing arrangements or other means. Our failure to meet our ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of our property or the loss or substantial dilution of our property interests (as existing or as proposed to be acquired).

We have historically depended on distributions of our securities to fund our working capital and funding requirements.

Historically, the principal source of funds available to us has been through the sale of common shares. During the years ended December 31, 2005 and 2004, we raised approximately $11,092,750 and $500,000, respectively, by issuing equity securities. Additional equity financing would cause dilution to our existing shareholders.

In addition, as at December 31, 2005, we had 3,226,834 share purchase options outstanding at an average exercise price of $1.51 of which 810,584 were fully vested, 15,875,143 warrants at an average exercise price of $0.75, and approximately 1,090,909 common shares further to the outstanding Debenture. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada as of December 31, 2005. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for our common shares.

We have no proven or probable reserves and we may never discover sufficient mineral deposits to justify commercialization of any of our properties.

We have no probable or proven reserves on any of our properties, and we have not completed a feasibility study on any of our properties. Therefore, we cannot be certain that minerals will be discovered in sufficient quantities and grade on any of our properties to justify commercial operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. If we are unable to upgrade our mineralized material to proven and probable reserves in sufficient quantities to justify commercial operations, we will be unable to develop mines and our financial condition and results of operations could be adversely affected.

We have no history of production and may never place any of our properties into production.

None of our properties are in commercial production, and we have never recorded any revenues from mining operations. We expect to incur losses unless and until such time as our properties enter into commercial production and generate sufficient revenues to fund our continuing operations. The development of mining operations on any of our properties will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control. We may not generate any revenues or achieve profitability.

Our exploration activities may not be commercially successful.

Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labour are risks involved in the conduct of exploration programs. We are currently planning or conducting exploration and deposit definition drilling on the property. The success of mineral exploration is determined in part by the following factors:

  the identification of potential mineralization based on superficial analysis;
  availability of exploration permits;
  the quality of our management and our geological and technical expertise; and
  the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We cannot assure you that any gold reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

Estimates of mineralized materials are subject to geologic uncertainty and inherent sample variability.

Although the estimated resources at our properties have been delineated with appropriately spaced drilling, there is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations. Acceptance of these uncertainties is part of any mining operation.

Mineral resources are only estimates which may be unreliable.

Although the mineralized material figures included or referenced in this AIF have been carefully prepared by independent engineers, these amounts are estimates only, and we cannot be certain that any specified level of recovery of molybdenum, copper, silver, gold or other mineral from mineralized material will in fact be realized or that any of our properties or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material, which is not mineral reserves, does not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of our properties. In addition, we cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves, if any, and grades must be considered as estimates only.

We may be adversely affected by fluctuations in molybdenum, copper, silver, gold and other metal prices.

The value and price of our common shares, our financial results, and our exploration, development and mining, if any, activities may be significantly adversely affected by declines in the price of molybdenum, copper, silver, gold and other metals. Mineral prices fluctuate widely and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. The price for gold fluctuates in response to many factors beyond anyone’s ability to predict. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant positive cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of our investments in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting our mineralized material estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Title to our properties may be subject to other claims.

Although we believe we have exercised the commercially reasonable due diligence with respect to determining title to properties we own, control or have the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. Our mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of our properties which, if successful, could impair development and/or operations. In addition, a portion of our property is leased and may be subject to defects in title, particularly due to the large number of transfers.

Government regulation may adversely affect our business and planned operations.

We believe our exploration projects currently comply with existing environmental and mining laws and regulations affecting its operations. Our mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. We cannot assure you that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. At present, there is no royalty payable to the United States on production from unpatented mining claims, although legislative attempts to impose a royalty have occurred in recent years.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on our business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Our operations are subject to environmental risks.

All phases of our operations, if any, will be subject to federal, state and local environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We cannot be certain that future changes in environmental regulation, if any, will not adversely affect our operations, if any. Environmental hazards may exist on the properties on which we hold and will hold interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Production, if any, at our mines will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems then we may become subject to liability for hazards that we may not be insured against or for clean up work that may not be insured.

Our stock price is subject to volatility.

During the year ended December 31, 2005, our share price ranged from $0.37 to $3.92 per share. The market price of a publicly traded stock, especially a junior resource issuer, is affected by many variables not directly related to our exploration success, including the market for junior resource stocks, commodity prices, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the stock exchanges on which the Company trade, suggest the Company's shares will continue to be volatile.

We do not insure against all risks.

Our insurance will not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

We compete with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

We are dependent on our key personnel.

Our success depends on our key executives: Richard Warke, Chairman, Gil Clausen, President, Donald Clark, Chief Financial Officer, Mike Clarke, Vice President Exploration and James Sturgess, Vice President Projects and

Environment. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. Our ability to manage its exploration and development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and we cannot be certain that we will be able to attract and retain such personnel.

Our officers and directors may have potential conflicts of interest.

Our directors and officers may serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which we are also participating, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of Canada require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, our directors and officers may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. There is no assurance that our needs will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure with respect to any one program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated comp any due to the financial position of the company making the assignment. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, it is expected that our directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

We provide indemnity and protection to our directors and officers.

Section 7 of our By-Law No.1 states in part that:

“The Company shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor... against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment ...”

Thus, we may be required to pay amounts to settle any such claims that may arise. The impact of any such possible future indemnity protection cannot be determined at this time.

Mineral Projects

The following is a narrative description of the Company’s only material property.

The Rosemont Property

The Company entered into an Option Agreement dated April 18, 2005 with Rosemont Ranch, LLC, Lazy Y I Ranch, LLC, TWW Investments, LLC, DAS holdings, LLC, Habibi LLC and West Santa Rita Land, LLC for the right to purchase a 100% working interest in the Rosemont Property, Pima County, Arizona, USA (which includes patented and unpatented claims, fee land and surface grazing rights), subject to a 3% NSR, for cash payment of US$20,800,000 payable over a three year period. On June 1, 2005, the Company made the first option payment of $US6,666,666. On March 31, 2006, the Company utilized $16,114,985 of the proceeds of the Special Warrant Offering to pay the remaining payments of US$13,733,582 owing under the Option Agreement, after adjusting for early payment provisions, for total aggregate payments of US$20,400,248, and thereby acquired a 100% ownership interest in the Rosemont Property, subject to the 3% net smelter royalty referred to above.

The following information on the Rosemont Property is a summary taken from a technical report dated February 15, 2006 entitled “Mineral Resources Estimate - Technical Report for the Rosemont Deposit, Pima County, Arizona” (the "Rosemont Technical Report"). The principal author responsible for the overall preparation of the Rosemont Technical Report is William L. Rose, P.E., a "Qualified Person", as such term is defined in National Instrument 43-101 ("NI 43-101"), and other contributors to the Rosemont Technical Report include: Michael Clark, PhD (non-independent), Michael Pawlowski, MSc, James A. Sturgess (non-independent) and Shea Clark Smith, P.G., MSc, each a Qualified Person and Donald Elkin, BS Geological Engineering and Donald Podobnik, who are not Qualified Persons. Additional details regarding the Rosemont Property may be obtained from the Rosemont Technical Report which is incorporated by reference into this AIF and is available on SEDAR at www.sedar.com, which readers are encouraged to review in its entirety.

The Company recently completed a 15-hole, 27,402 feet (8,352 meters) diamond drilling program on the Rosemont Cu-Mo-Ag Deposit, located approximately 30 miles (50 km) southeast of the city of Tucson, Arizona. The results of this drilling have been integrated with approximately 184,000 feet (56,100 m) of previous drilling, conducted by other companies prior to Augusta’s involvement, to estimate the mineral resources presented in the 2006 Rosemont Technical Report.

The Rosemont Deposit is the principal known mineral deposit on the Rosemont Property, a group of patented mining claims, unpatented mining claims and fee land that in aggregate total approximately 14,880 acres (6,026 hectares).

The Rosemont Deposit is a typical representative of the porphyry copper class of deposits. Similar to many other Southwestern USA deposits in this class, Rosemont consists of large scale skarn mineralization developed in Palaeozoic-aged carbonate sedimentary rocks around their contact with quartz-latite or quartz-monzonite porphyry intrusive rocks. The deposit has been extensively drilled using predominantly diamond core holes.

A block model of the Rosemont Deposit was constructed using MEDSystem® software and geologic plan maps and cross sections developed by Augusta personnel and contract geologists. Statistical studies were conducted to identify outliers to the distribution of assays and to estimate the ranges of influence for block grade estimation. Block grade estimations were conducted by rock type using 50-ft composited data and ordinary kriging interpolation methods. Blocks were also classified into measured, indicated and inferred resources in a manner that conforms to Canadian National Instrument 43-101 standards. The modeling and mineral resource estimation work was performed by or under the direction of Mr. William Rose, P.E., WLR Consulting Inc.’s (WLRC’s) Principal Mining Engineer and an independent Qualified Person under the standards set forth by Canadian NI 43-101.

Measured and indicated mineral resource estimates for the Rosemont Deposit are summarized in Tables 3.1 and 3.2, respectively. The combined measured and indicated mineral resource estimates are presented in Table 3.3. Inferred mineral resource estimates are shown in Table 3.4. Imperial units are used in these estimations, where tons refer to short tons (2000 lbs). Copper equivalent (CuEq) values are based on three-year trailing average prices of $1.25/lb Cu and $18.00/lb Mo, with no applied recovery factors.

Table 3.1: Measured Resources

Cutoff	Tons (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu	94,000	0.55	0.015	0.77	1,040	28	1,440
0.25% Cu	87,000	0.58	0.015	0.79	1,000	26	1,380
0.30% Cu	80,000	0.60	0.015	0.82	970	4	1,310

* Equivalency based on prices of $1.25/lb Cu and $18/lb Mo with no applied recovery factors.

Table 3.2: Indicated Resources

Cutoff	Tons (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu	348,000	0.50	0.015	0.72	3,500	104	5,010
0.25% Cu	311,000	0.54	0.016	0.77	3,350	100	4,800
0.30% Cu	277,000	0.57	0.016	0.80	3,160	90	4,450

* Equivalency based on prices of $1.25/lb Cu and $18/lb Mo with no applied recovery factors.

Table 3.3: Total Combined Measured and Indicated Resources

Cutoff	Tons (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu	442,000	0.51	0.015	0.73	4,540	132	6,450
0.25% Cu	398,000	0.55	0.016	0.78	4,350	126	6,180
0.30% Cu	357,000	0.58	0.016	0.81	4,130	114	5,760

* Equivalency based on prices of $1.25/lb Cu and $18/lb Mo with no applied recovery factors.

Table 3.4: Inferred Resources

Cutoff	Tons (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu	145,000	0.45	0.015	0.67	1,300	43	1,930
0.25% Cu	116,000	0.51	0.016	0.74	1,170	37	1,710
0.30% Cu	96,000	0.56	0.017	0.80	1,070	33	1,540

* Equivalency based on prices of $1.25/lb Cu and $18/lb Mo with no applied recovery factors.

Augusta’s recent drilling campaign at the Rosemont deposit has increased both the quantity and confidence level of the estimated mineral resources, which presently totals about 442 million tons of measured and indicated material grading 0.51% Cu at a 0.20% Cu cutoff. An additional 145 million tons of inferred mineral resources are estimated at a grade of 0.45% Cu using the same cutoff. Augusta’s drilling program was successful in converting significant tonnages of inferred material into measured and indicated classifications. Additional potential for such conversion still exists as evidenced by the 145 million tons of estimated inferred resources.

WLRC and the other qualified persons who worked on this study recommend that Augusta proceed with a calculation of mineral reserves and the completion of a prefeasibility study of the Rosemont project. These evaluations should include the possible treatment of low-grade oxide mineralization to supplement traditional sulfide milling and concentration.

See also “2006 Plan of Operation – Rosemont Property, Arizona” for additional details regarding the Company’s 2006 Plan of Operation for the Rosemont Property.

ITEM 5: DIVIDENDS

The Company has not paid any cash dividends on its common shares and has no present intention of doing so, as it anticipates that all available funds will be utilized to finance exploration, development and future investment opportunities. There are no restrictions that could prevent the Company from paying dividends.

ITEM 6: DESCRIPTION OF CAPITAL STRUCTUR E

The Company’s authorized share capital consists of an unlimited number of common shares without par value of which as at December 31, 2005 there were 39,514,593 common shares issued and outstanding. Each common share of the Company has the following rights, privileges, restrictions and conditions attached thereto:

(i)	to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote:

(ii)	to share equally, share for share, in any dividends declared by the Company; and

(iii)

subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, to share equally, share for share in the remaining property of the company upon liquidation, dissolution or winding-up of the Company.

The Articles and By-laws of the Company contain no restrictions on the right to hold or vote the Corporation’s common shares.

ITEM 7: MARKET FOR SECURITIES

The common shares of the Company currently trade on the TSX Venture Exchange. The table below present the high and low sale prices for the common shares of the company and the volume on a monthly basis.

High and Low Prices and Volume for Fiscal 2005
Period	High	Low	Volume
December 2005	1.55	1.26	1,412,816
November 2005	1.64	1.16	2,542,571
October 2005	2.20	1.50	2,853,036
September 2005	1.80	1.05	3,528,624
August 2005	2.10	1.69	4,169,408
July 2005	2.30	1.66	3,017,513
June 2005	3.92	1.91	8,574,960
May 2005	3.35	1.95	1,599,432
April 2005	2.75	1.50	2,428,788
March 2005	3.15	1.91	4,113,930
February 2005	3.05	0.81	5,803,044
January 2005	1.14	0.37	2,889,651

The following table provides each class of the Company’s securities that was outstanding but not listed or quoted on a marketplace as at December 31, 2005:

Type of Security (1)	Number Outstanding	Exercise or	Expiry Date
		Conversion Price
Stock Options	87,667	$0.30	December 5, 2006
	66,667	$0.33	May 14, 2007
	212,500	$0.10	November 15, 2009
	450,000	$2.05	March 28, 2010
	125,000	$1.96	April 13, 2010
	100,000	$2.30	June 23, 2010
	150,000	$1.55	September 28, 2010
	2,035,000	$1.56	August 22, 2010
Warrants	7,460,000	$0.10	September 7, 2006
	685,000	$0.45	March 3, 2006
	729,807	$1.25	April 15, 2006
	832,155	$2.50	April 15, 2006
	3,750,000	US$0.16	May 6, 2007
	218,181	$2.75	June 14, 2006
	2,200,000	$3.00	June 29, 2007
Convertible Debenture (2)	1,090,909	$2.75	June 1, 2006

(1)

This Table does not include the 23,210,000 Special Warrants that were issued pursuant to the Special Warrant Offering. Please see the disclosure under the heading “General Development of the Business – Three Year History” for a discussion of the terms, exercise price and expiry date of the Special Warrants.

(2)

The Debenture was issued on June 1, 2005 for $6,000,000 with a one -year term and is convertible into 2,181,818 common shares of the Company at a price of $2.75 per share. On November 17, 2005, the Company amended the terms of the Debenture to allow for the repayment in the form of cash and common shares as opposed to cash or common shares. As a result, on December 1, 2005 the Company paid $1,620,000 cash (including $270,000 interest) and issued 1,500,000 common shares valued at $1.10 per share as a partial repayment of the convertible debenture. The amount outstanding after the repayments is $3,000,000 plus accrued interest. As consideration for the amendment, the Company anticipates that in April of this year it will issue to the Debenture holder 750,000 warrants with an exercise price of $1.44 expiring in one year.

As of the date of this AIF 3,226,834 options were outstanding of which 810,584 were fully vested and exercisable. Each of the Company’s options is exercisable for one common share.

As of the date of this AIF there were 14,958,056 warrants outstanding, each exercisable for one common share of the Company.

ITEM 8: DIRECTORS AND OFFICERS

Name, Age, Municipality of Residence	Present and Principal Occupation During the Last Five Years	Date Appointment as Officer	Date Appointment as Director
Richard W. Warke West Vancouver, BC, Canada	Chairman and Director of the Company and President and Director of Sargold Resource Corporation, a mineral exploration and development company.	February 1, 1996	February 1, 1996
Gil Clausen Denver, CO, USA

President, CEO and Director of the Company; Executive Vice President of Washington Group International, Inc., providers of integrated engineering, construction, and management solutions, between 2001 to March 2005 and President and CEO of EngineeringMatrix Corp., developers of project/commercial management software solutions for clients in the mining and power industries, between 1999 to 2001.

		April 18, 2005	March 28, 2005
Donald B. Clark (1) Richmond, BC, Canada	CFO and Director of the Company and Sargold Resource Corporation, a mineral exploration and development company.	June 21, 2002	February 1, 1996
Robert P. Wares (1) (2)(3) Montreal, QC, Canada

Director of the Company, President of Osisko Exploration Ltd., a Canadian junior exploration company holding interests in several properties located in Quebec, Canada and Brazil, South America, and Director of Sargold Resource Corporation, a mineral exploration and development company.

		Not Applicable	April 26, 1999
Michael A. Steeves (1) (2)(3) Reno, Nevada, USA

Director of the Company; Vice President, Investor Relations of Glamis Gold Ltd., a mining company, between June 2002 and August 2005. Director of Investor Relations of Coeur d'Alene Mines Corporation, a mining company, between October 1999 to June 2002.

		Not Applicable	June 8, 1999
Christopher M.H. Jennings (1) (2) (3) Grand Cayman, Cayman Islands, BWI

Director of the Company; Chairman of SouthernEra Diamonds Inc., a company engaged in diamond exploration in Canada, South Africa, Gabon, Australia and the Democratic Republic of Congo, Director of Southern Platinum Corp., a mineral exploration and development company, between September 2004 – June 2005; President and CEO of SouthernEra Resources Limited, a mineral exploration and development company, between April 1992 to April 2001, and a Director of Sargold Resource Corporation, a mineral exploration and development company, since March 2003.

		Not Applicable	April 2002

Name, Age, Municipality of Residence	Present and Principal Occupation During the Last Five Years	Date Appointment as Officer	Date Appointment as Director
W. Durand Eppler(1) (2) (3) Denver, CO, USA

Director of the Company ; CEO of Sierra Partners, LLC since April 2005 and President of New World Advisors, LLC since August 2004. Both Sierra Partners and New World Advisors provide strategic and business advisory services to global resource companies. Since July 2005, Chief Executive Officer of Coal International, Plc, a London (AIM) listed company with global coal operations and investments. Vice President of Newmont Mining Corporation between May 1995 and August 2004 and President of Newmont Indonesia between 1998 and 2001, each of which are mining companies.

		Not Applicable	June 15, 2005
Mike Clarke Lakewood, CO, USA

Vice President Exploration for the Company and Sargold Resource Corporation, a mineral exploration and development company; Manager, Exploration for First Quantum Minerals Ltd., a mining company, between July 2004 and April 2005; Director of Exploration for the Saudi Arabian Mining Company between October 1999 to June 2004.

		April 13, 2005	Not Applicable
James A. Sturgess Centennial, CO, USA	Vice President Projects and Environment for the Company; Senior Associate for Stantec Consulting Inc., an environmental consulting firm, between December 2000 and October 2005.	October 1, 2005	Not Applicable

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance Committee

Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed.

To the knowledge of the Company, the number of common shares of the Company which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and executive officers of the Company as a group as at December 31, 2005 was 8,118,337 representing 20.54% of the then outstanding common shares.

The Corporation’s current audit committee is comprised of the following directors, Robert Wares, Michael Steeves, Christopher Jennings, W. Durand Eppler and Donald Clark. All but Mr. Clark are independent as defined in Multilateral Instrument 52-110 (“MI 52-110”). All of the audit committee members are “financially literate”.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Mr. Clark, the Company’s CFO, spent 30 years engaged in all aspects of retail and commercial banking. During his last four positions, aggregating approximately ten years, he was primarily employed in the management of commercial loan portfolios. Subsequently, he spent three years as CEO of a publicly traded manufacturing company, and five years as President and COO of a niche merchant banking operation engaged in investment in companies which they assisted to become publicly traded. He has been the director of several junior resource companies in the exploration and development stage. Mr. Clark earned a FICB, a certificate for a continuing education program sponsored by the Institute of Canadian Bankers.

Mr. Eppler is currently CEO of Sierra Partners, LLC and president of New World Advisors, both of which provide strategic and business advisory services to global resource companies. Previously, he was a Vice President of Newmont Mining Corp. from 1995 to 2004. He was VP Corporate Planning from 1995 to 1998; President of Newmont Indonesia from 1998 to 2001; VP Corporate Development from 2001 to 2002; and VP Newmont Capital,

Ltd from 2002 to 2004. Newmont is currently the second largest gold mining company worldwide. He earned a BA from Middlebury College and a MS from the Colorado School of Mines.

Dr. Jennings earned a PhD from Natal University, Durban, Natal, South Africa. He was President, CEO and director, and later Chairman and director of SouthernEra Resources Ltd., a mineral exploration and development company, for more than ten years. Their shares were publicly traded on the Toronto Stock Exchange. He has been the President, Chairman and director of several mining companies in the exploration and development stage. While retired, he continues as Chairman of SouthernEra Diamonds Inc.

Mr. Steeves, the Chairman of the Audit Committee, is a Chartered Financial Analyst, earned at the University of Virginia, and also earned a MSC from the University of Manitoba. He has had a long career in the mining industry as Senior Mining Analyst for Loewen Ondaatje McCutcheon and Scotia McLeod for six years and latterly as VP / Director Investor Relations for various mining/resource companies for fifteen years, including Glamis Gold Ltd. from 2002 to 2005.

Mr. Wares earned a BSC at McGill University and a P. Geo from the Quebec Order of Geologists. He has been President of several companies in the mining / resource industry since 1991, including his present company, Osisko Exploration Ltd., of which he is also a director, which is listed on the TSX Venture Exchange.

The Corporation is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Corporation, as a Venture Issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

Cease Trade Orders and Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or within the 10 years before the date of this AIF has been, a director or officer of any other company that, while that person was acting in that capacity,

(a)	was the subject of a cease trade or similar order, or an order that denied the other company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

Richard W. Warke, the Chairman of the Company, is the President and Director of Cybercom Systems Inc. (“Cybercom”) and Donald B. Clark, Chief Financial Officer of the Company, is a Director of Cybercom. Cybercom was issued a cease trade order on October 23, 2002 due to failure to file comparative annual financial statements and quarterly report for the period ended January 31, 2002. Cybercom’s failure to filing the above resulted from its inability to pay filing fees associating with such filing due to a lack of funding. Cybercom is currently inactive and remains under cease trade order. In addition, 2973090 Canada Inc., a Quebec based company, filed a motion with the Quebec Court dated August 18, 1997 to petition Cybercom (Augusta Metals Incorporated at the time) into bankruptcy. The case was heard November 5, 1997. The Court rendered judgement January 19, 1998, dismissing the plaintiff’s motion.

Michael Clarke, Vice President Exploration of the Company, was Vice President, Exploration for Real del Monte Mining Corporation (“RMM”), which within a year after Mr. Clarke ceased to act in that capacity had announced insolvent liquidation. As a result RMM, was delisted from the exchanges it was then listed on. To the best of

Mr. Clarke’s knowledge there were no charges of misconduct and the bankruptcy proceedings have come to conclusion.

Personal Bankruptcies

Other than as described below, no director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Richard Warke filed a proposal (the “Proposal”) with the Official Receiver under the Bankruptcy and Insolvency Act on September 15, 1998. Despite filing the Proposal, by letter dated August 7, 2002 the TSXV confirmed that Mr. Warke is acceptable to act as a director of the Company.

Penalties or Sanctions

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has

(a)

been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement since December 31, 2000 that would likely be important to a reasonable investor in making an investment decision, with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Directors and/or officers of the Company serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. The laws of Canada require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. Please refer to the subheading entitled “Risk Factors - Our officers and directors may have potential conflicts of interest” under Item 4 of this AIF for further details.

ITEM 9: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Within the three most recently completed financial years ended December 31, 2005 and up to the date of this AIF, none of the following (a) a director or executive officer of the Company; (b) a person or company that is direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of outstanding voting securities of the Company; and (c) an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b), has any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company other than as stated in the Company’s annual audited financial statements for the year ending December 31, 2005 which is incorporated here by reference and available on SEDAR at www.sedar.com.

ITEM 10: TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Company is Computershare Trust Company of Canada, 510 Burrard Street - 3rd Floor, Vancouver, BC V6C 3B9, Canada.

ITEM 11: MATERIAL CONTRACTS

Other than in the ordinary course of the Company’s business, there are no material contracts that have been entered into by the Company since the beginning of the Company’s most recently completed financial year or that are still in effect, other than as set out below:

1.

The Special Warrant Indenture dated March 17, 2006 entered into between the Company and Computershare Trust Company of Canada as described under the heading “General Development of the Business – Three Year History”.

2.

The Warrant Indenture dated as of March 17, 2006 entered into between the Company and Computershare Trust Company of Canada as described under the heading “General Development of the Business – Three Year History”.

ITEM 12: INTEREST OF EXPERTS

Name of Experts

The following are names of persons or companies (a) that have prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing made under National Instrument 51-102 by the Comp any during, or relating to, the Company’s most recently completed financial year; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or company:

(i)

Ernst & Young of 23rd Floor, 700 West Georgia Street, Vancouver BC, V7Y 1C7 provided an auditor’s report dated March 27, 2006 in respect of the Company financial statements for the years ended December 31, 2005 and 2004.

(ii)

Deloitte and Touche LLP of Suite 2800 Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, BC, V7X 1P4 provided an auditor’s report dated April 19, 2005 in respect of the Company’s financial statements for the years ended December 31, 2004 and 2003.

(iii)	Mr. William L. Rose of WLR Consulting Inc. was the principal author responsible for the overall preparation of the Rosemont Technical Report dated February 15, 2006.

(iv)	Michael Clark, PhD was a co-author of the Rosemont Technical Report dated February 15, 2006.

(v)	Michael Pawlowski, MSc, was a co-author of the Rosemont Technical Report dated February 15, 2006.

(vi)	James A. Sturgess was a co-author of the Rosemont Technical Report dated February 15, 2006.

(vii)	Shea Clark Smith, P.G., MSc, was a co-author of the Rosemont Technical Report dated February 15, 2006.

(viii)	Donald Elkin, BS Geological Engineering was a co-author of the Rosemont Technical Report dated February 15, 2006.

(ix)	Donald Podobnik was a co-author of the Rosemont Technical Report dated February 15, 2006.

(x)	Stewart Wallis P. Geo. of Roscoe Postle Associates Inc. was co-author of the Technical Report on the Mt. Hamilton Gold Property, White Pine County, Nevada,” dated February 24, 2005.

(xi)

Gregory Mosher P. Geo. of Roscoe Postle Associates Inc. was co-author of the Technical Report on the Mt. Hamilton Gold Property, White Pine County, Nevada,” dated February 24, 2005, the author of the Technical Report of the Rosemont Property dated June 3, 2005, and the author of the Technical Report on the Lone Mountain Property, Grant County, New Mexico dated April 4, 2005.

(xii)	David W. Rennie P. Eng. of Roscoe Postle Associates Inc. was co-author of the Technical Report on the Mt. Hamilton Gold Property, White Pine County, Nevada,” dated February 24, 2005.

Interests of Experts

To the best of the Company’s knowledge, the experts named under this Item 12 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of its associates or affiliates, when the experts prepared their respective reports, and no securities or other property of the Company or one of its associates or affiliates were subsequently received or to be received by such experts, other than Michael Clarke and James Sturgess who, as officers of the Company, hold options, in each case representing less than 1% of the outstanding shares of the Company.

No person or director, officer or employee of a company named under this Item 12 is expected to be elected, appointed or employed as a director, officer or employee of Augusta or any associate or affiliate of Augusta other than Michael Clark and James Sturgess who are officers of the Company.

ITEM 13: ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year is available on SEDAR at www.sedar.com.

In addition, copies of documents, may be obtained from the Company by contacting the Comp any at Suite 400 – 837 West Hastings Street, Vancouver, BC, V6C 3N6, telephone (604) 687-1717, fax (604) 687-1715.